Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 29, 2017

Relating to Preliminary Prospectus dated March 28, 2017

Registration No. 333-216031

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated March 28, 2017 (the “Preliminary Prospectus”) included in Amendment No. 5 (“Amendment No. 5”) to the company’s Registration Statement on Form S-1 (File No. 333-216031) (the “Registration Statement”). The Preliminary Prospectus can be accessed through the following https://www.sec.gov/Archives/edgar/data/1488039/000161577417001284/s105699_s1a.htm.

References to “Atossa,” the “Company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Securities offered:

664,000 Class A Units with each Class A Unit consisting of one share of our Common Stock and one Warrant to purchase one share of Common Stock.

3,502 Class B Units are also being offered to those purchasers whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding Common Stock immediately following the consummation of this offering. Each Class B Unit will consist of one share of Series A Preferred, with a stated value of $1,000 and convertible into 1,333.33 shares of our Common Stock, together with 1,333.33 Warrants. The Series A Preferred included in the Class B Units will be convertible into an aggregate total of 4,669,333 shares of Common Stock and the Warrants included in the Class B Units will be exercisable for an aggregate total of 4,669,333 shares of Common Stock. The Series A Preferred do not have any voting rights but are convertible into shares of Common Stock. The Class B Units will not be certificated and the shares of Series A Preferred and Warrants part of such unit are immediately separable and will be issued separately in this offering.

Warrants:	Each Warrant will have an exercise price of $0.9375, will be exercisable upon issuance and will expire five years from the date of issuance.

Common stock to be outstanding after this offering:	14,453,578 shares, treating all shares of Series A Convertible Preferred Stock and Warrants issued in this offering on an as-converted basis, but without giving effect to the exercise of any over-allotment option.

Option to purchase additional securities:	The underwriters have an option for a period of 45 days to purchase up to an additional 800,000 shares of our Common Stock and/or 800,000 Warrants to purchase a maximum of 800,000 shares of Common Stock.

Use of proceeds:

The net proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us will be approximately $3.5 million (or $4.1 million if the underwriters exercise in full their option to purchase additional shares of Common Stock and/or Warrants from us), assuming an offering price per Class A Unit of $0.75, and an offering price per Class B Unit of $1,000, excluding proceeds, if any, from exercise of the Warrants.

We anticipate that we will use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, complementary businesses, products, or technologies, although we have no present commitments or agreements for any specific acquisitions or investments. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

These expected uses of the net proceeds from this offering represent our intentions based upon our current financial condition, results of operations, business plans, and conditions. As of the date of this free writing prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Dilution:	After giving effect to the sale of the Units in this offering (including shares of Common Stock included in the Class A Units and the Common Stock issuable upon exercise of the Series A Preferred), excluding the proceeds if any from the exercise of the Warrants included in the Units, at an offering price of $0.75 per Class A Unit, and $1,000 per Class B Unit in connection with this offering and after deducting the estimated underwriting discounts, commissions and offering expenses, our pro forma net tangible book value as of December 31, 2016 would have been approximately $5,977,166 or approximately $0.66 per share. This represents an immediate increase in net tangible book value of approximately $0.01 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $0.09 per share to purchasers of Units in this offering, as illustrated by the following table:

Offering price per Class A Unit	$0.75

Net tangible book value per share as of December 31, 2016	$0.65

Increase per share attributable to the offering	$0.01

As adjusted net tangible book value per share after this offering	$0.66

Dilution per share to new investors	$(0.09)

Atossa Genetics Inc. (“Atossa”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Atossa has filed with the SEC for more complete information about Atossa and this offering. You may get these documents for free by visiting www.sec.gov. Alternatively, Atossa, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com.